Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: September 10, 2021

On September 10, 2021, Shapeways, Inc. (“Shapeways”), which is party to a previously disclosed Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, with Galileo Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Facebook, Twitter and LinkedIn.

On September 10, 2021, Shapeways sent the following Tweets under the Twitter handle @shapeways (https://twitter.com/shapeways):

•	Read more about the proposed business combination with Shapeways and $GLEO Press release: https://bit.ly/3l5LhmM Disclaimer: https://bit.ly/3E3QXpX

•	Read more about the proposed business combination with Shapeways and $GLEO Press Release:https://www.shapeways.com/presscorner/galileo-acquisition-corp-announces-effectiveness-of-registration-statement-and-special-meeting-date-for-proposed-business-combination-with-shapeways Disclaimer: https://www.shapeways.com/about/investor-relations/disclaimers

On September 10, 2021, Shapeways sent the following post under the Facebook handle @Shapeways (https://www.facebook.com/Shapeways/):

•	Read more about the proposed business combination with Shapeways and $GLEO

Press release: https://bit.ly/3l5LhmM

Disclaimer: https://bit.ly/3E3QXpX

On September 10, 2021, Shapeways sent the following post under the LinkedIn handle @Shapeways (https://www.linkedin.com/company/shapeways/):

•	Read more about the proposed business combination with Shapeways and $GLEO

Press release: https://bit.ly/3l5LhmM

Disclaimer: https://bit.ly/3E3QXpX

On September 10, 2021, Sarah Thorn, the Social Media Specialist of Shapeways, through Shapeways social media accounts, shared the following posts on Twitter, Facebook, and LinkedIn: